Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Nannocare Inc.
1340 E 6th St
Los Angeles, CA 90021
www.Nannocare.com

Up to $106,997.93 in Common Stock at $2.47
Minimum Target Amount: $9,998.56

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Nannocare Inc.
Address: 1340 E 6th St, Los Angeles, CA 90021
State of Incorporation: CA
Date Incorporated: August 25, 2017

Terms:

Equity

Offering Minimum: $9,998.56 | 4,048 shares of Common Stock
Offering Maximum: $106,997.93 | 43,319 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.47
Minimum Investment Amount (per investor): $247.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Investment Bonuses* and Perks

Early Bird Bonsues

First 7 days - 25% bonus shares

Next 14 days - 10% bonus shares

Volume Based Bonuses and Perks

$247+ (Thank you card from founders + 1 month supply FREE NannoPads)

$500+($50 credit for purchase on Nannocare.com + 2 month supply of NannoPads)

$1,000+ (5% lifetime discount for online purchase on Nannocare.com + 3 months supply of Nannopads)

$3,000+ (10% lifetime discount for online purchase on Nannocare.com + 3 months supply of Nannopads)

$5,000+ (10% discount lifetime for online purchase on Nannocare.com + 6 months supply of nannopads + 5% bonus shares)

$10,000+ (15% discount lifetime for online purchase on Nannocare.com + 9 months supply of nannopads + 10% bonus shares)

$20,000+ (15% discount lifetime for online purchase on Nannocare.com + One year supply + 15% bonus shares)

$35,000+ (20% discount lifetime for online purchase on Nannocare.com + One year supply + 20% bonus shares)

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Nannocare Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.47 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $247. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Nannocare released the what they believe to be the market's first menstrual pad that targets relieving menstrual discomfort naturally, which quickly received positive customer and retailer feedback as the product suite was rolled out across North America.

Robust growing retail and online distribution channels with over 650+ retail partners. Recently secured PO from CVS for up to 4,200+ stores; CVS indicating subsequent potential to roll-out nationally to most all 9,800+ stores.

Featured in numerous media outlets, including Forbes, Well & Good and Bustle, as well as on an episode of NBC's "The Doctors".

Nannocare has a growing dedicated base of consumers and monthly subscription users. We promote a healthy organic lifestyle with online community events, blogs and our engaging social media team.

Competitors and Industry

Nannocares competition is the long standing legacy brands owned by Johnson & Johnson, P&G and Kimberly-Clark that retail such brands as "Kotex" and "Always" etc. We do not have any direct competition with a feminine hygiene product that has the same benifits that releive menstrual pain and PMS sysmtoms.

CVS buying team is confident in the brand and product strength of NannoPad® against strong competition due to lack of innovation and need for more natural, organic products in the Feminine Hygiene Space.

Current Stage and Roadmap

Nannocare's product line is now in full distribution in retail, our current retail distribution footprint spans across North America, the Caribbean, Canada and Mexico. Top tier industry retail partners include Bristol Farms, Erewhon, Lassens, Gelson's, Market Basket, Price Chopper, Fairway Markets, Wegmans.

One flagship product line comprising four products currently in production (NannoPad®) Two new product lines currently under development (Tampons & Incontinence).

We are currently in CVS and being put into 150 Barnes and Noble bookstores at the end of August.

Interest and Potential Retail expansion to Boots UK and Publix and then also potential European and Asian expansion planned in the near-term.

The Team

Officers and Directors

Name: Paul Van Kleef

Paul Van Kleef's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: April 01, 2017 - Present
  Responsibilities: #1 Setting strategy and vision #2 Building culture . #3 Raising Funds #4 Strategic Global Partnerships - (SALARY RANGE $50-220k) #3 Team-building #4 Capital allocation. Raising money.◻◻-Provide inspired leadership company-wide. -Make high-level decisions about policy and strategy. -Report to the board of directors and keep them informed. -Develop and implement operational policies and a strategic plan. -Act as the primary spokesperson for the company. -Develop the company's culture and overall company vision. -Help with recruiting new staff members when necessary. -Create an environment that promotes great performance and positive morale. -Oversee the company's fiscal activity, including budgeting, reporting, and auditing. -Work with senior stakeholders, chief financial officer, chief operations officer, and other executives. -Assure all legal and regulatory documents are filed and monitor compliance with laws and regulations. -Work with the executive board to determine values and mission, and plan for short and long term goals. -Identify

and address problems and opportunities for the company. -Build alliances and partnerships with other organizations. -Oversee the day-to-day operation of the company. -Work closely with the human resource department to ensure great hiring.

- **Position:** Director
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Key Responsibility is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders. In addition to business and financial issues, responsibilities include dealing with challenges and issues relating to corporate governance, corporate social responsibility and corporate ethics.

Other business experience in the past three years:

- **Employer:** Clean Concept LLC
  Title: CMO
  Dates of Service: January 15, 2016 - November 25, 2017
  Responsibilities: Marketing and Growth

Name: Alex Nunez

Alex Nunez's current primary role is with Nunez Insurance Agency. Alex Nunez currently services 10h hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: May 01, 2017 - Present
  Responsibilities: • Design and implement quarterly business strategies, plans, and procedures. Set comprehensive goals for performance and growth quarterly. • Maintain the company's financial stability by various methods, raising loans, factoring, and fundraising, etc. • Help establish E-commerce dept. Resulting in up trending online sale for monthly subscription sales, Amazon and website sales. • Evaluate performance by analyzing and interpreting sales data, statistics, and metrics • Write and submit weekly/monthly reports to the CEO and board members in all matters of importance when needed. • Assist CEO in fundraising ventures. • Participate in expansion activities (investments, acquisitions, corporate alliances, etc.) • Work collaboratively with the CEO and the other functional heads to establish the strategic plan for the business, annual operating objectives, organizational policies, and procedures for attaining business objectives. • Establish priorities for each department, create quarterly forward-looking operational plans to address department-specific priorities, and create and monitor metrics that measure performance. • Develop and manage strong financial and operational reporting metrics and processes, including leadership and facilitation of the company's regular executive committee

meetings and operational reviews. • Oversee P&Ls, cash management activities, and remain fully apprised of balance sheet actions and decisions. Work with companies' accountants and financial advisors to maintain healthy books. • Provide expert advice for, oversee the development of, and execute company financial strategic plan. • Develop company financial performance measures to support the company's strategic plan. • Oversee the issuance of internal and external financial information; be the point of contact and respond to investor requests for information and analysis. • Establish and manage key financing relationships for the company, as directed by the CEO and investors. • Build and keep detailed but realistic company forecasts and budgets. • Assure compliance of company guidelines and legal prescriptions in all operating sequences. • Financial planning responsibility; Goal setting and KPIs for various production and operational areas. • Establish technical standards and ensure adherence to them for company operations. • Gather and analyze customer trends to assist in developing corporate strategy. • Establish compensation, training, short and long-term goals for the operations group. (SALARY- $12k-50k)

- **Position:** Director
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Key Responsibility is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders. In addition to business and financial issues, responsibilities include dealing with challenges and issues relating to corporate governance, corporate social responsibility, and corporate ethics.

Other business experience in the past three years:

- **Employer:** Nunez Insurance Agency
  Title: Owner
  Dates of Service: November 01, 2011 - Present
  Responsibilities: Owner - Spokesperson

Other business experience in the past three years:

- **Employer:** Classic Necessity LLC
  Title: CEO
  Dates of Service: May 01, 2015 - August 01, 2017
  Responsibilities: Owner - Operator

Name: Xiaolin Li

Xiaolin Li 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Development Officer
  Dates of Service: October 15, 2017 - Present
  Responsibilities: #1. Product and marketing research and sourcing #2. Production management #3. Brand building, product design, and marketing content direction #4. Customer relation, community-building #5. Online and offline marketing campaign creation and management #6. Team-building and recruiting #7. Technical support for product related regulation, testing, and certification #8. Administrative tasks -Regularly research for industry, materials, technology trend and news -Researching and sourcing suppliers for products and marketing materials -Placing product order and monitor production sampling, production, quality control, and overview logistics. -Product package content -Create, execute and monitor social media, email marketing and offline marketing content and campaign -Create and assist with any marketing material needed from distributors -Tradeshow arrangement and on-site representative -Coordinate and monitor public relation duties and results -Brand building and customer community building -Brand partnership and event sponsorship -Influencer marketing -Create, direct and monitor website content, maintenance, and optimization -Assist and coordinate with all certifications, testing, and regulation submissions. -Recruiting and team building -Sales and funding support -Finance planning and payment processing -Travel planning and booking -Monitor customer service and social media response. (SALARY- $40k)

Other business experience in the past three years:

- **Employer:** I.M. Chait Gallery
  Title: Senior Translator / Administration Assistant
  Dates of Service: January 15, 2015 - February 01, 2017
  Responsibilities: -Translate auction catalogs. ☒-Pre-sale and after-sale customer service. -Bid for international customers in auctions through phone calls. ☒-Sort consignor settlements/contracts. ☒-Handles commercial cooperation with online auction websites in China.

Name: Victoria McHenry

Victoria McHenry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Sales & Business Development
  Dates of Service: March 10, 2018 - Present
  Responsibilities: -Work with all departments to capitalize on opportunities in the market -Micro and major distributors -Sales Deck creation (for distributor, chain, mass, grocer, outlet (where applicable) and specialty (hospitality industry: hotels, cruise lines, etc) -E-commerce (main website as well as outside retailers when expansion necessary and the time is right) -Marketing calendar attendance & assistance with research as needed (major festivals, trade shows, women's

shows, natural products, partnerships) -Event management/assistance (contract ambassadors on-site promoting Nannopad®)⊠-Global sales development and sourcing (retailers, distributors, strategic partnerships) -Evaluating domestic and international deals, determining optimal deal structures, ensuring the deal models are supported by Nannocare's forecasting and projections -Registration of product line with foreign governmental agencies -Responsible for development of full-funnel new retailer and distribution acquisition strategies that improve sales and market presence (SALARY- $40k)

Other business experience in the past three years:

- **Employer:** The California Fruit Wine Co.
  Title: Director of National Sales
  Dates of Service: April 01, 2015 - February 01, 2018
  Responsibilities: - Lead, manage and mentor direct sales team of 7 throughout California and contract sales and brand ambassadors in active states - Responsible for local and national sales accounting for 60% of the overall revenue in the company - Managed marketing budget of over $150k for activations in key markets - Increase distribution network by 300% to Canada, CA, NY, NJ, TX, HI, NV, FL and AZ - Manage over 10 local, national, international (Canada, Mexico) chain/distributor relationships, education, activations, tradeshows and meetings - Achieved increase in account base by more than 10 fold (60 accounts to 750 accounts) - Increase SKU buy-in from on and off-premise chain retailers by 50% - Extensive contact and experience with local and regional on and off-premise chains - Work with national off-premise chains such as Whole Foods, HEB, Gelson's, ABC Fine Wine, Shop Rite, Costco, Cost Plus, Total Wine, Publix, Spec's, Twin Liquors, Albertson's, Lassen's Natural Foods - Work with national on-premise accounts such as BJ's, California Pizza Kitchen, Del Frisco's Grille, Yard House, Red Robin, Umami Burger, Applebee's, Bloomin' Brands, Levy Restaurants

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Feminine hygiene industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the

Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Nannocare Inc was formed on August 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Nannocare Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Triple P owns the I/P
Triple P owns the I/P and maintains a exclusive recurring contract with Nannocare Inc for using all I/P held by Triple P. Our corporate council setup this structure to add another layer of protection for the I/P in order to protect it in case of any litigation. Mr. Van Kleef owns Triple P.

We have exclusive licenses to patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns Licenses patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. *Nannocare Inc has an exclusive license with Triple P Management who owns the Nannogenic technology and provides it for use in NannoPad® and other products sold and distributed exclusively by Nannocare Inc.

We have licensed pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its exclusively licensed intellectual property. We believe one of the most valuable components of the Company is our licensed intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its licensed intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Triple P Management Corp (Paul Van Kleef controlling)	5,100,000	Common Stock	85.33

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 43,319 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,976,750 outstanding.

Voting Rights

Basic rights for common stocks

Material Rights

Options Reserve Pool: 700,000

Total number of shares subjet to vested options: 309,000

Total number of shares subject to Unvested options: 134,000

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

The Board of Directors is authorized to both determine and/or alter the rights, preferences, privileges and restrictions granted to or imposed upon wholly unissued shares of the Preferred Stock.

Material Rights

The Board of Directors is authorized to both determine and/or alter the rights, preferences, privileges and restrictions granted to or imposed upon wholly unissued shares of the Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $250,000.00
Number of Securities Sold: 500,000
Use of proceeds: Inventory purchase, operation, salary, warehousing, shipping, marketing, sales, and product distribution.
Date: September 19, 2017
Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $270,000.00
  Number of Securities Sold: 270,000
  Use of proceeds: Inventory purchase, operation, salary, warehousing, shipping, marketing, sales, and product distribution.
  Date: August 21, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $83,000.00
  Number of Securities Sold: 83,000
  Use of proceeds: Inventory purchase, operation, salary, warehousing, shipping, marketing, sales, and product distribution.
  Date: March 14, 2019
  Offering exemption relied upon: Reg D - 504

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,100.00
  Number of Securities Sold: 5,100,000
  Use of proceeds: Founders equity
  Date: August 25, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $14,750.00
  Number of Securities Sold: 53,750
  Use of proceeds: Employment Compensation
  Date: January 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Our financial statements for the years ending December 31, 2018, and 2017 are representative or Nannocare formative years and not a reflection of our projected future growth. 2018 & 2017 was a heavy focus on R&D, marketing research, product testing, brand development, business development, and retail partnerships. We did a soft product launch in the 3rd quarter of 2018 to better understand the market and prepare us for a 2019 Q4 national product launch with CVS.

Results of Operations

Year ended December 31, 2018, compared to the year ended December 31, 2017

Revenue

Revenue for the fiscal year 2018 was $47,581, which was all generated in Q4 2018 and compared to the fiscal year 2017 revenue of $0. In April of 2017 NannoPad®'s proprietary formula, now coined Nannogenic Technology, was finalized and Nannocare was formed in May 2017 and the FDA registration, trademarks and patent filing were all submitted. In 2018 we invested in branding assets and began to initiate various marketing tests to gauge the market and establish our ideal sales vertical. We gained traction online and started to receive media attention. We received national coverage on ABC's "The Doctors" show and began to receive retail and distribution inquiries. We believe that working with financially secure long-established product distributors will help to bring NannoPad® to all women who need it at a low risk to Nannocare as the distributor is a partner and shares in the inventory expense and responsibility to get the product in stores and selling.

Cost of Sales

Cost of sales in 2018 was $8,189, a decrease over our founding year 2017. In 2017 we had expenses related to product development and prototyping and the purchase. With a team an experienced Chief Development Officer, Xiaolin Li onboard our focus is on maintaining a healthy sales margin while maintaining a high-quality product.

Gross Margins

We recorded an 83% gross margin in 2018 and is higher than our target 70% gross margin due to a higher volume of our sales coming from B2C. With a heavy increase in B2B in 2019, we will see our gross margins closer to our target but still in a healthy range.

Expenses

The Company's expenses consist of, among other things, compensation, consultants, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Nannocare Inc. Expenses in 2018 increased $323,566 from 2017. Approximately $304,000 was due to increases in compensation and professional services associated with getting NannoPad® market-ready.

Historical results and cash flows:

With confirmed POs from CVS for 4,205 stores, we believe we are set to grow revenues significantly over the next two years.

95% retailer re-order rate in most recent quarter and 90% re-order rate over 6 months.

Average product gross margin of over 74%.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Factoring Account Active with Goodman Capital Finance. This will provide access to millions of dollars of working capital as needed from acquired POs.

$150,000 Cash on hand.

$100,000 Line of Credit

Goodman is the second oldest factoring firm in the US and they help free up cashflow by paying us 80% of the value of our POs with our large retailers such as CVS. They will provide us with funds and then collect the funds from CVS directly and take a 1-2% commision for providing us with the funding from the PO.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

As the demand increases for NannoPad® we will need to work to keep up. We are able to grow at a steady rate with our current financial resources but will be able to expand at a much more exponential rate with an injection of cash.

 These funds are not critical but do help with freeing up cash flow and purchasing inventory without having to take out larger interest loans from traditional banks or sell valuable equity.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

20% of the funds Nannocare hopes to raise will be from the campaign.

With current retail traction and partnership with Goodman Capital Finance Nannocare is positioned to become profitable.

The additional capital will fund working capital needs attributable to significant growth in customer demand for the NannoPad® suite of products.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Nannocare is able to sustain current operations indefinitely without addtional funds from the campaign. The campaign is to help Nannocare expand NannoPad® into new markets.

Nannocare management team is confident in the brand and product strength of NannoPad® against strong competition due to lack of innovation and need for more natural, organic products in the Feminine Hygiene Space.

 Our logistics shipping expenses can range from $10-30,000 per large order from CVS as we have to truck product to dozens of logistics centers across the country. Storage fees are $20 per pallet of product and we have over 75 pallets rotating in storage.

How long will you be able to operate the company if you raise your maximum funding goal?

Nannocare will penetrate the market domestically and internationally to strengthen Nannocare's market share and stabilize revenue.

Nannocare is committed to working alongside distributors, exporters, retailers to provide unprecedented service and support driving sales to grow YOY. NannoPad® will continue to be innovated to keep up with the newest technologies available.

 Our logistics shipping expenses can range from $10-30,000 per large order from CVS as we have to truck product to dozens of logistics centers across the country. Storage fees are $20 per pallet of product and we have over 75 pallets rotating in storage.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

There are many different sources of capital available to Nanncare from established investors and banking relationship.

- Business Line of Credit
- PO Financing
- Factoring

Indebtedness

- **Creditor:** Lisa Benest
  Amount Owed: $100,000.00
  Interest Rate: 1.5%
  Maturity Date: June 21, 2019

- **Creditor:** Alex Nunez
  Amount Owed: $29,061.00
  Interest Rate: 6.0%
  Maturity Date: July 01, 2020

- **Creditor:** Alex Nunez
  Amount Owed: $20,000.00
  Interest Rate: 15.0%
  Maturity Date: December 31, 2019

Related Party Transactions

- **Name of Entity:** Alex Nunez
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Alex Nunez has given the company 2 loans since inception. The first loan was for a total amount of $29,061 with an interest rate of 6%
  Material Terms: Alex Nunez has given the company 2 loans since inception. The first loan was made up of a few separate small loans provided between July 1, 2018, and October 2018 for a total amount of $29,061. The loan carries an interest rate of 6% and matures in 365 days.

- **Name of Entity:** Lisa Benest
  Relationship to Company: 6% Owner
  Nature / amount of interest in the transaction: $100,000 Loan at an interest rate of 1.5%.
  Material Terms: On November 16, 2018, the company signed a loan agreement with one of its investors Lisa Benest in the amount of $100,000. The loan carries

an interest rate of 1.5% and matures on July 21, 2019. As of December 31, 2018, the loan had an outstanding balance of $100,000.

- **Name of Entity:** Alex Nunez
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Alex Nunez has given the company 2 loans since inception. The second loan was in the amount of $20,000 with an interest rate of 15%
  Material Terms: The second loan was in the amount of $20,000. The second loan carries an interest rate of 15% and matures in 365 days.

- **Name of Entity:** Triple P Management, Inc
  Names of 20% owners: Paul Van Kleef & Alex Nunez
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Patent Licensing Agreement
  Material Terms: Triple P has provided an exclusive license of its Nannogenic technology to Nannocare for its sales and distribution. The agreement is for a three-year term and will renew for another 3-year term again on September 18, 2020, and continues to renew unless otherwise canceled by either party.

Valuation

Pre-Money Valuation: $14,762,572.50

Valuation Details:

NannoPad® demand is high and the trajectory is far-reaching. Available in over 5,000+ retail locations worldwide, a mix of drug, grocery, travel, independent and specialty retail channels.

Established Distribution

40 Focused states, national coverage, Canada, Mexico, United Kingdom, Europe, South America, Central America.

Established Partners

KeHE Distributors 7 Distribution Centers covering: AZ, SC, NC, VA, WV, LA, AL, MS, FL, GA, PA, IL, MN, CA, MD, OH, TX, IN, NY, NJ,

C&S Wholesale Grocers: NY, NJ, PA, MD, Washington DC, MA, ME, CT

Merchandising Inc, National, USA Imperial Distributors, NY, NJ, MD, MA, CT, ME, RI

Market Centre (div. of SuperValu) OR, WA CA, HI

McKesson Distributors, National, Canada

Purity Life (3 DCs), National, Canada

Nationwide Natural Foods (1 DC, British Columbia, Canada

Nannocare Mexico, National, Mexico

FDD International, United Kingdom, National

LifeMax Natural Foods (1DC), Eastern Proviences, Canada)

Key Metrics

- By 2nd quarter 2019 NannoPad® achieved 700% growth in number of retail stores over year-end 2018.

- 95% retailer re-order rate in the most recent quarter and 90% re-order rate over 6 months.

- Healthy 74% gross margin.

- E-commerce, Amazon channels growth quarter over quarter.

A key metric for development and early-stage consumer product companies is "retail reach". Retail reach identifies the number of domestic retail locations in which one or more of the respective company's products can be purchased.

We identified direct competitor start-ups in the feminine hygiene space for which retail reach figures were available. We again used Rael, as well as This is L., which was recently purchased by Proctor & Gamble at a $100M valuation.

RAEL, This is L and Nannocare's retail location footprint as of 2019:

- RAEL - 1750 retail location by 2019

- This is L. - 5,000 retail location by 2019

- NANNOCARE - 5000 retail locations by 2019

Unique Value Proposition

Our unique value proposition allows us to outperform our competitors in the organic feminine care space. With little over a year since launching NannoPad®, we are a strong contender to our seasoned competitors "This is L" and "Rael". CVS chose NannoPad® as they loved our branding, quality and as part of its long term strategy to appeal to a modern generation.

- This is L - 100 Million buy P&G buy out. In 5,000 retail locations.

- Rael - $17.5M Series A funding round. In 1,850 Target retail locations.

J&J's recent purchase of "This Is L" brand, the leading startup organic pad company in CVS (5,000 stores) in February 2019 was in excess of $100mm. "This Is L"'s product did not have most of the features which the NannoPad® offers.

In calculating its valuation, Nannocare looked at comparables, specifically privately-held companies which matched Nannocare's industry (consumer products) and market (feminine hygiene), and then used publicly-available comparable metrics to determine a fair valuation for Nannocare.

One such company is Rael, a development-stage start-up company, incorporated at roughly the same time as Nannocare (2017) and selling primarily feminine hygiene products to a similar demographic. Per press releases we obtained, Rael sold 1 million units within several months of launch while recently announcing a second round of financing of $17.5M.

As Rael's valuation was not publicly available, we made a reasonable, leaning-toward-conservative, estimate that this second round of financing, which raised $17.5M, sold no more than 11.7% of their company. Thus we arrived at a reasonable estimate of $150M valuation for Rael.

We created an equivalency equation where the variable, X, represents Nannocare's valuation.

The equation uses Rael's sales figures and Nannocare's comparable sales figures in establishing the equivalency, as follows:

RAEL NANNOCARE

1M units sold in 3 months 100,000 units sold in 3 months

---------------------------- = ---

$150M valuation $X ($15M valuation)

Solving for X is how it was determined that a fair valuation for Nannocare was $15M.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.56 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  70.0%
  We plan to use a mix of in house and external marketing efforts. We will hire an in house Marketing manager and also work with a marketing firm to Micro target our customers with Geo-targeting ads to them within a 5-mile radius around

each brick and motor store location we have been placed in.

- *Working Capital*
  16.5%
  We keep our team very small and effective resulting in a low monthly overhead cost. This will cover basic utilities, basic office bills, and operations.

- *Inventory*
  10.0%
  We are expanding very quickly worldwide so we are always needing new languages for each new country and need to make sure we have a reliable stock of product to sell in our warehouse.

If we raise the over allotment amount of $106,997.93, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  70.0%
  We plan to use a mix of in house and external marketing efforts. We will hire an in house Marketing manager and also work with a marketing firm to Micro target our customers with Geo-targeting ads to them within a 5-mile radius around each brick and motor store location we have been placed in.

- *Working Capital*
  16.5%
  We keep our team very small and effective resulting in a low monthly overhead cost. This will cover basic utilities, basic office bills, and operations.

- *Inventory*
  10.0%
  We are expanding very quickly worldwide so we are always needing new languages for each new country and need to make sure we have a reliable stock of product to sell in our warehouse.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.Nannocare.com (https://nannocare.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nannocare

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Nannocare Inc.

[See attached]

I, Paul Van Kleef, the _____CEO_____(Principal Executive Officers) of Nannocare Inc., hereby certify that the financial statements of Nannocare Inc. and notes thereto for the periods ending December 31, 2018 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $ 47,580.64 ; taxable income of $ 0 and total tax of $ 0 .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___July 30, 2019___ (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

July 30, 2019
_____ (Date)

NANNOCARE INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2018

NANNOCARE INC.
Index to Financial Statements
(unaudited)

NANNOCARE INC.
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ -	$ 50,016
Accounts Receivable	28,131	-
Inventory	157,434	-
Total Current Assets	185,565	50,016
TOTAL ASSETS	$ 185,565	$ 50,016
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	$ 45,652	$ -
Accrued Expenses	699	-
Other Current Liabilities	40,105	
Total Current Liabilities	86,456	-
Long-Term Liabilities:		
Loans Payable	151,580	-
Total Long-Term Liabilities	151,580	-
Total Liabilities	238,036	-
Equity		
Stockholders' Equity (Deficit) Common Stock, no par, 10,000,000 shares authorized, 440,000 and 5,300,000 shares issued and outstanding, as of December 31, 2018 and 2017	375,000	100,000
Additional Paid In Capital	-	-
Retained Earnings	(49,984)	-
Net Income	(377,487)	(49,984)
Total Stockholders' Equity (Deficit)	(52,471)	50,016
TOTAL LIABILITIES & EQUITY	$ 185,565	$ 50,016

NANNOCARE INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 47,581	$ -
Cost of Goods Sold	8,189	(17,524)
Gross Margin	39,392	(17,524)
Expenses		
Advertising and Marketing	108,244	2,225
General and Administrative Expenses	304,698	30,235
Total Expense	412,942	32,460
Operating Income/(Loss)	(373,550)	(49,984)
Non Operating Expenses		
Interest Expense	(3,940)	-
Interest Income	2	-
Total Other Income (Expense)	(3,937)	-
Provision for Income Tax		-
Net income/(Loss)	$ (377,487)	$ (49,984)

NANNOCARE INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

| | Common stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Earnings	Equity
December 31, 2017	5,300,000	100,000	$ -	$ (49,984)	$ 50,016
Contribution	440,000	275,000	-	-	275,000
Distribution	-	-	-	-	-
Net Income (Loss)	-	-	-	(377,487)	(377,487)
December 31, 2018	5,740,000	$ 375,000	$ -	$ (427,471)	$ (52,471)

6

NANNOCARE INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income/(Net Loss)	$ (377,487)	$ (49,984)
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accounts Receivable	(28,131)	-
Inventory	(157,434)	-
Credit Cards	45,652	-
Accrued Expenses	699	-
Other Current Liabilities	40,105	-
Net Cash Provided By Operating Activities:	**(476,596)**	**(49,984)**
Cash flows from Financing activities		
Proceeds from issuance of common stock	275,000	100,000
Proceeds from issuance of loans	151,580	-
Net Cash Provided By Financing Activities	**426,580**	**100,000**
Net (decrease) increase in cash and cash equivalents	(50,016)	50,016
Cash and cash equivalents at beginning of period	50,016	-
Cash and cash equivalents at end of period	**$ (0)**	**$ 50,016**

NOTE 1 – NATURE OF OPERATIONS

Nannocare Inc. was formed on August 25, 2017 ("Inception") in the State of California. The financial statements of Nannocare Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Nannocare Inc. created NannoPad, with women's comfort in mind with elements that we expect in today's day and age. Not only were we forward thinking in how the pad is worn, but with its functionality and innovation beyond the normal usage. The team at Nannocare is thinking differently and making an impact on the lives of millions of women globally. Now more than ever, health and wellness are at the core of our being and we are taking ourselves to task to ensure that we pass this mindfulness along to our consumers. It is important that NannoPad may help alleviate the menstrual symptoms that millions of women suffer from each month and it was imperative that we did it without any drugs or medications. NannoPad helps women from teenage years to postpartum carry out everyday just like the next and not fret what time of the month it is.

Nannocare released the market's first menstrual pad that targets relieving menstrual discomfort naturally, which quickly received positive customer and retailer feedback as the product suite was rolled out across North America. Nannocare has a growing dedicated base of consumers and monthly subscription users. We promote a healthy organic lifestyle with online community events, blogs and our engaging social media team.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Loans
One of the company's officer and cofounder, Alex Nunez has given the company 2 loans since inception. The first loan was made up of a few separate small loans provided between July 1, 2018 and October 2018 for a total amount of $29,061. The loan carries an interest rate of 6% and matures in 365 days. The second loan was in the amount of $20,000. The second loan carries an interest rate of 15% and mature in 365 days. As of December 31, 2018, the total outstanding balance for both loans was $49,061.

On November 16, 2018, the company signed a loan agreement with one of its officers Lisa Benest in the amount of $100,000. The loan carries an interest rate of 1.5% and matures on July 21, 2019. As of December 31, 2018, the loan had an outstanding balance of $100,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On June 15, 2017, the company signed a two years rental lease agreement with a certain owner for an office. The lease began on July 1, 2078 and ends on June 30, 2019. The monthly rent was $1,500.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with no par value. As of December 31, 2018, the company has currently issued 5,740,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

One of the company's officer and cofounder, Alex Nunez has given the company 2 loans since inception. The first loan was made up of a few separate small loans provided between July 1, 2018 and October 2018 for a total amount of $29,061. The loan carries an interest rate of 6% and matures in 365 days. The second loan was in the amount of $20,000. The second loan carries an interest rate of 15% and mature in 365 days. As of December 31, 2018, the total outstanding balance for all loans from Alex Nunez was $49,061.

On November 16, 2018, the company signed a loan agreement with one of its officers Lisa Benest in the amount of $100,000. The loan carries an interest rate of 1.5% and matures on July 21, 2019. As of December 31, 2018, the loan had an outstanding balance of $100,000.

On June 15, 2019, the company signed a loan agreement with one of one of its co-founders and officers Alex Nunez in the amount of $100,000. The loan carries an interest rate of 1.5% and matures on July 21, 2019. As of December 31, 2018, the loan had an outstanding balance of $100,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through July 30, 2019 the issuance date of these financial statements.

As of June 6, 2019, the company was approved to sell at CVS. The contract was signed and PO's received for 4,205 new locations.

As of February 21, 2019, the company was approved to sell in Canada. The distribution contract signed with McKessen Distributor and PO's was received.

As of February 1, 2019, the company was approved to sell in Mexico and the new distributor contract with Mexican distributor was signed.

As of July 25, 2019, a new factoring partnership with Goodman Capital Finance was signed, in which the company agrees to sell to Goodman the Company's account receivable, chattel, paper, documents, instruments, and general intangibles arising out of the sale of goods, services rendered, or labor performed by the Company for an Account Debtor during the term of this Agreement, and Goodman agrees to purchase from the Company such Accounts as Goodman may approve for purchase, in its sole and absolute discretion. All accounts submitted to Goodman for purchase shall follow a Specified Payment term of Net 30 Days except as Goodman may otherwise agree. Each account accepted by Goodman for purchase shall be purchased for a price equal to the Net Amount of such Account less a commission (the "Factoring Commission") equal to 1.50% of the Net Amount of such Account. For any Account that remains unpaid after 30 days, and each day thereafter, the company agrees to pay and additional discount ("Further Discount') equal to .05% of the Net Amount of the Account.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Nannocare is pending **StartEngine Approval**.

 # Nannocare
Minimize Discomfort, Maximize Life



⊘ Website   📍 Los Angeles, CA   CONSUMER PRODUCTS

Offering women a revolutionary alternative to the out-dated menstrual products on the market today. Our Nannogenic technology uses far infrared energy, generated by the body, and safely concentrates it back into the pelvic area - improving blood circulation and relieving discomfort. Plus, we're creating eco-friendly products with an aim to help the environment.

$0.00 raised ⓘ

0 Investors	Days Left
% Equity Offered	**$14.8M** Valuation
Equity Offering Type	**$247.00** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates⁰   Comments   ♡ Follow

Reasons to Invest

- Licensed Patented Nannogenic™ technology proven to alleviate the pain of Dysmenorrhea which affects over 42M women in the US alone.

- Sold at over 5K+ locations with a 95% reorder rate in the last quarter

- Eco-friendly packaging that degrades in 1-3 years, 100% OCS Organic Cotton

Innovative sanitary pads, developed to

innovative sanitary pads, developed to naturally relieve menstrual discomfort with no drugs or medication.

THE PROBLEM

42M women in the US suffer from painful menstrual cramps

About 3.5M women are *unable to function* for one or two days each month because of severe dysmenorrhea. It's the most common cause of lost work and school hours among women in the US. According to an article from the University of San Diego.



Menstrual discomfort is the **#1 cause** of lost hours of work and school for women in the U.S.

Most menstrual products on the market are **out of date and harmful to the environment** - 85M menstruating women in the US are limited to use products that can take up to 500 years to decompose, amounting to 12B pads and tampons in landfills yearly.

THE SOLUTION

An Eco-friendly solution, proven to alleviate 70% of users' menstrual discomfort

Nannocare released the market's first menstrual pad that targets relieving menstrual discomfort naturally. An Eco-friendly solution, proven to alleviate over 70% of users' menstrual discomfort.

Nannogenic's proprietary formulation absorbs the natural far infrared energy

generated by the body and safely concentrate it back into the pelvic area - improving blood circulation thus to relieve discomfort. often reducing or eliminating the need for drugs and painkillers. Plus, our packaging is eco-friendly and can be bio-degraded within 1-3 years.


NannoPad

THE MARKET

Feminine Hygiene is a massive industry

- The average woman gets 500 periods in her lifetime; That leads to a $4,5K+ lifetime customer value for each loyal user
- The global feminine hygiene market is projected to exceed $36B by 2024 as the rowing awareness about personal hygiene among women
- Women are becoming increasingly aware of the importance in using natural organic and environmentally-friendly products


Global Feminine Hygiene Market Forecast (Billion U.S. dollars)
$40
$35
$30
$25
CAGR 6.3%
$35.3
$24.5

$20
2018
2024
*Data sourced from Researchandmarket.com

OUR TRACTION

Already in 4800+ retail locations and a 95% reorder rate

Nannocare has the ***exclusive license*** of its proprietary formulation and we've received a purchase order from CVS for 4.2K stores and anticipate subsequent orders to expand into all 9.8K+ stores. We're being distributed across North America, the Caribbean, Canada and Mexico at top tier partners like Bristol Farms, Erewhon, BootsUK and more. And our retailers keep coming back: we garnered a 95% re-order rate in the last quarter.



Just a few of the places you can find us
CVS
Gelson's
Erewhon Standard
BARNES&NOBLE COLLEGE
pharmabox
LASSENS NATURAL FOODS & VITAMINS
MARKET BASKET
Buehler's Fresh Foods
Haggen NORTHWEST FRESH
Price Chopper

Nannocare is growing fast:

- **Award-winning:** 1st trade show - Won "Best of Show" Kehe trade show
- **Direct-To-Consumer:** In 4,800+ stores and online
- **Press-Featured:** Featured on Crunchbase, Forbes, Refinery 29, The Doctors TV show, and more...

LOOK WHO'S TALKING ABOUT US















THE Doctors · Forbes · WELL+GOOD · HELLO GIGGLES
ELITE DAILY · REFINERY29 · BUSTLE · PureWow.

NANNOCARE



NANNOCARE
NANNOCARE
NANNOCARE
NANNOCARE
NANNOCARE
NORTH
ATLANTIC OCEAN

WHAT WE DO

Innovation in a market that's had no advancement in decades

Based on our research, we have found that studies have shown that the use of far infrared energy has beneficial effects on circulation in the tiny blood vessels present within organ tissue, bringing discomfort and relief. We are using this technological advancement to help millions of women with menstrual discomfort.



	Current menstrual solutions			NannoPad®
	Heating and electronic devices	Regular pads, tampons and cups	Medication	
Menstrual flow absorption		✓		✓
Discomfort Relief	✓		✓	✓
Free of side effects	✓	✓		✓
Convenience			✓	✓

*Nannocare Inc has an exclusive license with Triple P Management who owns the Nannogenic technology and provides it for use in NannoPad® and other products sold and distributed exclusively by Nannocare Inc.

HOW WE ARE DIFFERENT

Proven results, eco-friendly, and safe

- **NannoPad's Nannogenic technology works with *measurable* effectiveness** - it beats holistic remedies and doesn't have the side effects of painkillers. We've conducted blind placebo testing in the UK along with two other in-house testing in the US and Asia with over 250 women. The result of menstrual relief is over *75%*.
- **We use biodegradable plastic wrapping** that can be degraded within 1-3 years - making us more ecofriendly than other disposable hygiene products.
- **NannoPad is as thin as a nickel** (2mm) and are still as absorbent or exceed other pads on the market, and have natural odor control without any fragrances.


"Since using these pads I have had way less cramping. I would say about 85% less than normal."
-Khavela


"To say I'm pleasantly surprised would be an understatement. Nannocare DOES work!"
- Emme, M


I actually got these yesterday and I love them!!! I've already experienced 80% less pain then normal for me. I really recommend you to try them!
Brenna, another NannoPad user

THE VISION

Eco-friendly, groundbreaking, menstrual relief at an affordable price

While our technology is more advanced, our pricing remains low. Our retail pricing is aligned with regular organic products, despite our products boasting ground-breaking, one-of-a-kind, menstrual-relief features. Nannocare will be sold on the shelves in all major pharmacies in North America and Europe. Soon, we'll offer a product lineup that spans over 10 unique groundbreaking variations.

	Conventional Pads	Regular Organic Pads	**NannoPad®**
Average retail price	$3-$11/pack	$4-$15/pack	$4-$15/pack
Eco-friendly		✓	✓
No need for additional menstrual relief products			✓

Online Subscription		✓	✓
Retail Stores	✓	✓	✓
Multipack			✓

OUR TEAM

30 years of combined gynecology experience

Nannocare is led by an established leadership team with significant experience scaling revolutionary products, magnificent global sourcing and distributing connections, and a medical team with over 30 years of combined gynecology experience.













2019
SUMMER
SHOW
NEW
PRODUCTS
BEST
OF SHOW

WHY INVEST

Help us revolutionize feminine hygiene for 42M+ women

After decades of no advancements, we believe **women deserve more**. Join us in our eco-friendly mission to help alleviate menstrual discomfort for women using ground-breaking technology. Be a part of an industry-wide revolution.

Why Now?

- The awareness of women's health is rising amongst the new generation of educated female shoppers.
- The shame of openly talking about menstruation is ending.
- The demand for natural and organic solutions is increasing.



NANNOCARE
NannoPad
NANNOCARE
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THE MORE YOU INVEST, THE BETTER DEAL YOU GET
Early Bird
First 7 days
25% bonus shares
Next 14 days
10% bonus shares
Volume
$247+
Thank you card from founders
A month supply FREE NannoPads
$500+
$50 credit for purchase on Nannocare.com
2 months supply of NannoPads
$1000+
5% life time discount for purchase on Nannocare.com
3 months supply of NannoPads
$3000+
10% life time discount for purchase on Nannocare.com
3 months supply of NannoPads
$5000+
10% life time discount for purchase on Nannocare.com
6 months supply of NannoPads
5% bonus share



$10, 000+
15% life time discount for purchase on Nannocare.com
+
9 months supply of NannoPads
+
10% bonus share
$20, 000+
15% life time discount for purchase on Nannocare.com
+
ONE YEAR supply of NannoPads
+
15% bonus share
$35, 000+
20% life time discount for purchase on Nannocare.com
+
ONE YEAR supply of NannoPads
+
20% bonus share

*Each month's supply contains a pack of NannoPad Multipack which include 18 pantyliners, 12 day pads and 6 night pads

**All perks occur after the offering is completed.*



The spark
Paul found an amazing technology using Eastern Medicines to help with pain and healing, which reminded him of how his girlfriend often suffer from pain during her period. An idea is born, R&D started.
Placebo Testing Completed+FDA Registration
NannoPad® receives pre-market approvals from the FDA. Placebo Product Testing was conducted with a 95% confidence level of positive results.
Officially available in store
The first NannoPad® was sold in-store at Market Basket in New York which quickly expanded to 650 locations nationwide (i.e. Erewhon, Gelson's and Lassen's).
2 Million NannoPads are sold!
The total amount of sales for NannoPads reaches 2M including both pads and liners with 95% re-order rate from stores and 60% re-order rate from online sales.
NannoPad Product Line Expansion
New products with Nannogenic Tech in development stage with projected early 2020 launch.
2015
May 2017
October 2017
April 2018
August 2018
June 2019
August 2019
September 2019
New Product Line Development
Company Founding+User testings
Paul creates brand "Nannocare" and teams up with Alex Nunez to start the company and product development. Lab & user testing started.
Product Launch + Available Online
NannoPad® launches and available online for retail purchase which was picked up by 9 national articles and featured in ABC's "The Doctors" TV and on CBS.
NANNOCARE
start engine
CVS
Partnership with CVS
CVS has confirmed their purchase which is fulfilled on available in 4206 locations nationwide in early August. Nannocare begins working with StartEngine and now you can be part of us!
Expansion across North America
NannoPad® arrives at McKesson, Purity Life, & LifeMax Natural Foods for distribution in Canada. Mexico distribution starts in major media and higher-end grocers.

















Meet Our Team



Paul Van Kleef
CEO
Successful serial entrepreneur of several innovative businesses.

Founded Zapplight at the height of the Zika virus; currently distributed in 30+ countries with over 10 million bulbs sold from leading retailers like Walmart, Home Depot, Walgreens, and CVS

Turned over leadership of the company to billionaire and notable entrepreneur Max Azria to focus on Nannocare.



Xiaolin Li
Chief Development Officer
With a degree in Chinese-American business. Xiaolin co-managed and import/export business in China while regularly traveling to Europe, South America, and the United States working closely with brand developers and suppliers. She's established connections with manufacturers nationwide, negotiated production times and negotiated costs to bring products to market efficently. Xiaolin was brought on board to help create the NannoPad, oversee production, and structure the supply system.



Alex Nunez
COO
Business leader with a proven track record for success, beginning with doubling his family insurance company's sales from $3M to $6M over four years as well as building his own brokerage to over $3M in sales in five years.

Founded Classic Necessity, an online retailer of lifestyle and beauty products, acquiring partnerships with Touch of Modern, Bespoke Post and other top distribution companies that sell nationwide.



Dr. Lisa Benest
Lead Medical Advisor
Nannocare's co-lead medical advisor and one of the product's first brand ambassadors.

Upon sharing samples of the NannoPad range with her daughter who had previously suered from painful menstrual cramps, Lisa was condent that Nannocare had discovered the incredible technology to naturally aid with cramping

Has been in private practice for over 15 years; received her medical degree from University of California, Irvine, and subsequently interned at University of California, Los Angeles, and completed her residency at New York Medical College.



Victoria McHenry
VP of Sales & Business Development
Victoria has over 10 years of experience in sales, management, and marketing for new and established companies and products in the hospitality and food & beverage industries. Working with brands such as Zico, POP Chips, California Fruit Wine for hotels: Marriott, Kimpton and Hilton. Victoria developed her expertise in establishing primary and

secondary distributor networks in the United States, Canada and Mexico as well as successfully entering into national retail chains.

As part of the Nannocare team, Victoria is spearheading Domestic and Global sales distribution and business development.

Offering Summary

Company :	Nannocare Inc.
Corporate Address :	1340 E 6th St, Los Angeles, CA 90021
Offering Minimum :	$9,998.56
Offering Maximum :	$106,997.93
Minimum Investment Amount (per investor) :	$247.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	4,048
Maximum Number of Shares Offered* :	43,319
Price per Share :	$2.47
Pre-Money Valuation :	$14,762,572.50

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Investment Bonuses* and Perks

Early Bird Bonsues

First 7 days - 25% bonus shares

Next 14 days - 10% bonus shares

Volume Based Bonuses and Perks

$247+ (Thank you card from founders + 1 month supply FREE NannoPads)

$500+($50 credit for purchase on Nannocare.com + 2 month supply of NannoPads)

$1,000+ (5% lifetime discount for online purchase on Nannocare.com + 3 months supply of Nannopads)

$3,000+ (10% lifetime discount for online purchase on Nannocare.com + 3 months supply of Nannopads)

$5,000+ (10% discount lifetime for online purchase on Nannocare.com + 6 months supply of nannopads + 5% bonus shares)

$10,000+ (15% discount lifetime for online purchase on Nannocare.com + 9 months supply of nannopads + 10% bonus shares)

$20,000+ (15% discount lifetime for online purchase on Nannocare.com + One year supply + 15% bonus shares)

$35,000+ (20% discount lifetime for online purchase on Nannocare.com + One year supply + 20% bonus shares)

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Nannocare Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.47 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $247. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not

made an independent determination that these securities are exempt from registration.

Updates

Follow Nannocare to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Painful menstrual symptoms are the number one cause of lost work in school among women in the U.S. There are no other options except painkillers with known side effects or holistic methods that rarely have any significant results. Introducing Nannopad, an innovative sanitary pad infused with patented far infrared technology that works naturally with women's bodies. All natural materials made with certified organic cotton, ultra thin and absorbent, breathable and odor control.

Blind placebo user testing has been conducted showing a significant result in reducing menstrual discomfort with a 95% confidence level. Nannocare is first to market with a revolutionary technology that helps with the discomfort in a natural way that is actually proven to work. It's leading the way in sustainability for the industry by using biodegradable packaging.

We're a team of professionals with significant experience in building and scaling consumer product companies, leveraging leading medical experts in the field. Nannocare is currently seeking investment in growth equity financing. This will fund working capital needs attributable to significant growth in customer demand. We want to expand by connecting with people who care about women's health, empowerment, and sustainability, and to build a strong base of supporters that will benefit from the company's growth.

We're currently distributed nationwide, including purchase orders from CVS for 4,200 stores. Our retailers keep coming back, and our distribution is rapidly expanding into Canada, Mexico, and Europe at all top tier wellness partners. Everyone is talking about us. Join the future in fem care products to create, to impact, to empower. Invest now.

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